UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 18)


        First Union Real Estate Equity and Mortgage Investments
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                           (Name of Issuer)


            Shares of Beneficial Interest, $1.00 par value
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                    (Title of Class of Securities)


                               337400105
    --------------------------------------------------------------
                            (CUSIP Number)

                         Stephen Fraidin, P.C.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004
                            (212) 859-8140

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      (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)


                           February 9, 1998
    --------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement
|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC1746(12-91)









                             SCHEDULE 13D

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CUSIP NO.      337400105                        PAGE   2   OF   6   PAGES
            ---------------                          -----    -----
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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Partners, L.P.

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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                            (b) |_|

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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*
     WC

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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(e)                                               |_|

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York, U.S.A.

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               7   SOLE VOTING POWER
 NUMBER OF         2,601,951 Shares
    SHARES
             ------------------------------------------------------------------
 BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY                 0

             ------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING         2,601,951 Shares

             ------------------------------------------------------------------
   PERSON     10   SHARED DISPOSITIVE POWER
    WITH                   0

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   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,601,951 Shares

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   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                |_|

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   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.25%

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   14  TYPE OF REPORTING PERSON*
       PN

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                                 * SEE INSTRUCTIONS



                                    SCHEDULE 13D

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CUSIP NO.      337400105                        PAGE   3   OF   6   PAGES
            ---------------                           -----    -----
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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Partners II, L.P.

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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                            (b) |_|

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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*
     WC

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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(e)                                               |_|

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York, U.S.A.
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               7   SOLE VOTING POWER
 NUMBER OF         30,449 Shares
   SHARES
             ------------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY                 0

             ------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING         30,449 Shares

             ------------------------------------------------------------------
   PERSON     10   SHARED DISPOSITIVE POWER
    WITH                   0

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   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       30,449 Shares

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   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                |_|

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   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.11%

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   14  TYPE OF REPORTING PERSON*
       PN

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                                 * SEE INSTRUCTIONS


     This Amendment No. 18 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P. ("Gotham II" and together with Gotham, the "Reporting Persons"), both New York limited partnerships. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4 is hereby amended to add the following information:

"Item 4.  Purpose of the Transaction

     On February 6, 1998, counsel for the Reporting Persons filed a Motion for Leave to File Surreply Brief in Opposition to First Union's Motion to Remand in the United States District Court for the Northern District of Ohio, Eastern Division (the "U.S. District Court"). A copy of such Motion is attached as Exhibit 34 hereto and incorporated herein by this reference.

     On February 6, 1998, counsel for the Reporting Persons filed a Surreply Brief in Opposition to First Union's Motion to Remand in the U.S. District Court. A copy of such Brief is attached as Exhibit 35 hereto and incorporated herein by this reference.

     On February 6, 1998, counsel for the Reporting Persons filed a Reply Memorandum in Support of Gotham's Motion for Court to Accept Reassignment of Related Case in the U.S. District Court. A copy of such Memorandum is attached as Exhibit 36 hereto and incorporated herein by this reference.

     On February 6, 1998, counsel for the Reporting Persons filed a Plaintiffs' Reply Brief in Support of Their Motion for Reassignment in the U.S. District Court. A copy of such Brief is attached as Exhibit 37 hereto and incorporated herein by this reference."

Item 7. Is hereby amended to add the following information:

"Item 7.  Material to be Filed as Exhibits.

     34. Motion for Leave to File Surreply Brief in Opposition to
First Union's Motion to Remand filed in the U.S. District Court by counsel for the Reporting Persons on February 6, 1998.

     35. Surreply Brief in Opposition to First Union's Motion to
Remand filed in the U.S. District Court by counsel for the Reporting Persons on February 6, 1998.

     36. Reply Memorandum in Support of Gotham's Motion for Court to Accept Reassignment of Related Case filed in the U.S. District Court by counsel for the Reporting Persons on February 6, 1998.

     37. Plaintiffs' Reply Brief in Support of Their Motion for
Reassignment filed in the U.S. District Court by counsel for the Reporting Persons on February 6, 1998."

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 9, 1998


                        GOTHAM PARTNERS, L.P.


                        By:    Section H Partners, L.P.,
                               its general partner


                           By: Karenina Corporation,
                               a general partner of Section H Partners, L.P.


                               By:  /s/ William A. Ackman
                                    ----------------------------
                                    William A. Ackman
                                    President


                           By: DPB Corporation,
                               a general partner of Section H Partners, L.P.


                               By:  /s/ David P. Berkowitz
                                    ----------------------------
                                    David P. Berkowitz
                                    President



                        GOTHAM PARTNERS II, L.P.


                        By:    Section H Partners, L.P.,
                               its general partner


                           By: Karenina Corporation,
                               a general partner of Section H Partners, L.P.


                               By:  /s/ William A. Ackman
                                    ----------------------------
                                    William A. Ackman
                                    President


                           By: DPB Corporation,
                               a general partner of Section H Partners, L.P.


                               By:  /s/ David P. Berkowitz
                                    ----------------------------
                                    David P. Berkowitz
                                    President